Consent of Independent Registered Public Accounting Firm

The Board of Directors

Yongye International, Inc.:

We consent to the incorporation by reference in the registration statements (333-159892 and 333-175407) on Form S-3 of Yongye International, Inc. of our reports dated March 17, 2014, with respect to the consolidated balance sheets of Yongye International, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Yongye International, Inc.

/s/ KPMG

Hong Kong, China

March 17, 2014